SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Particle Drilling Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
70212G101

(CUSIP Number of Class of Securities)
Jim Black
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 9, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

(Page 1 of 10 Pages)

SCHEDULE 13G

CUSIP No.	70212G101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,242,360 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,774,800 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,774,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.61% (3)

12	TYPE OF REPORTING PERSON

IN
(1)	Kevin Douglas and his wife, Michelle Douglas, hold 763,164 shares jointly as the beneficiaries and co-trustees of the Kevin and Michelle Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 479,196 shares. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Kevin Douglas disclaims ownership of these shares except to the extent of his pecuniary interest therein.

(2)	Kevin Douglas has dispositive power with respect to 177,480 shares held by James E. Douglas, III and 354,960 shares held by the Douglas Family Trust, in addition to the shares held by the Kevin and Michelle Douglas Trust and by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Kevin Douglas disclaims ownership of these shares except to the extent of his pecuniary interest therein.

(3)	Based on 31,645,589 shares of the Issuer’s Common Stock outstanding as of January 31, 2008, as reported in its report on Form 10-Q for the fiscal quarter ended December 31, 2007.

SCHEDULE 13G

CUSIP No.	70212G101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,242,360 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,242,360 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,242,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.93% (2)

12	TYPE OF REPORTING PERSON

IN
(1)	Michelle Douglas and her husband, Kevin Douglas, hold 763,164 shares jointly as the beneficiaries and co-trustees of the Kevin and Michelle Douglas Trust. In addition, Michelle Douglas and Kevin Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 479,196 shares. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Michelle Douglas disclaims ownership of these shares except to the extent of her pecuniary interest therein.

(2)	Based on 31,645,589 shares of the Issuer’s Common Stock outstanding as of January 31, 2008, as reported in its report on Form 10-Q for the fiscal quarter ended December 31, 2007.

SCHEDULE 13G

CUSIP No.	70212G101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		177,480

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

177,480 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

177,480

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.56% (2)

12	TYPE OF REPORTING PERSON

IN
(1)	Kevin Douglas has dispositive power with respect to 177,480 shares held by James E. Douglas, III.

(2)	Based on 31,645,589 shares of the Issuer’s Common Stock outstanding as of January 31, 2008, as reported in its report on Form 10-Q for the fiscal quarter ended December 31, 2007.

SCHEDULE 13G/A

CUSIP No.	70212G101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		354,960

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

354,960 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

354,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.12% (2)

12	TYPE OF REPORTING PERSON

OO
(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Kevin Douglas has dispositive power with respect to 354,960 shares held by the Douglas Family Trust.

(3)	Based on 31,645,589 shares of the Issuer’s Common Stock outstanding as of January 31, 2008, as reported in its report on Form 10-Q for the fiscal quarter ended December 31, 2007.

SCHEDULE 13G

CUSIP No.	70212G101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		479,196

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		479,196

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	479,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.51% (2)

12	TYPE OF REPORTING PERSON

	OO
(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 31,645,589 shares of the Issuer’s Common Stock outstanding as of January 31, 2008, as reported in its report on Form 10-Q for the fiscal quarter ended December 31, 2007.

Item 1.

(a)	Name of Issuer:
Particle Drilling Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
5611 Baird Court
Houston, Texas
Item 2.

(1	)(a)	NAME OF PERSONS FILING:
Kevin Douglas
Michelle Douglas
James E. Douglas, III

(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c	)	CITIZENSHIP:
United States

(d	)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e	)	CUSIP NUMBER:
70212G101

(2	)(a)	NAME OF PERSONS FILING:
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c	)	CITIZENSHIP:
California

(d	)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e	)	CUSIP NUMBER:
70212G101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4. Ownership
     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.
     As of the date of the event which required the filing of this Schedule 13G, the Reporting Persons held directly the following number of shares of the Issuer’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin and Michelle Douglas (1)(2)	763,164

James E. Douglas, III (3)	177,480

Douglas Family Trust (4)	354,960

James Douglas and Jean Douglas Irrevocable Descendants’ Trust (5)	479,196

Total	1,774,800

(1)	Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 763,164 shares he holds jointly with his wife, Michelle Douglas, as the beneficiaries and co-trustees of the Kevin and Michelle Douglas Trust; (ii) shared dispositive power with respect to all 177,480 shares held directly by James E. Douglas, III and all 354,960 shares held directly by the Douglas Family Trust pursuant to written authorizations; and (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 479,196 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Kevin Douglas disclaims ownership of these shares except to the extent of his pecuniary interest therein.

(2)	Michelle Douglas has (i) shared voting and shared dispositive power with respect to all 763,164 shares she holds jointly with her husband, Kevin Douglas, as the beneficiaries and co-trustees of the Kevin and Michelle Douglas Trust and (ii) shared voting and shared dispositive power, in her capacity as co-trustee, with respect to all 479,196 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Michelle Douglas disclaims ownership of these shares except to the extent of her pecuniary interest therein.

(3)	James E. Douglas, III has sole voting power with respect to all 177,480 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares.

(4)	The Douglas Family Trust has sole voting power with respect to all 354,960 shares it holds directly and has shared dispositive power with Kevin Douglas with respect to all of such shares.

(5)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust has sole voting and sole dispositive power with respect to all 479,196 shares it holds directly.
          Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
             Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Kevin Douglas

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Michelle Douglas

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: James E. Douglas, Jr.
Title: Trustee

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: Kevin Douglas
Title: Trustee

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: Michelle Douglas
Title: Trustee

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of the common stock of Particle Drilling Technologies, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Kevin Douglas

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Michelle Douglas

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: James E. Douglas, Jr.
Title: Trustee

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: Kevin Douglas
Title: Trustee

Date: April 17, 2008	By: /s/ Eileen Davis-Wheatman, as Attorney-in-Fact

Name: Michelle Douglas
Title: Trustee